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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                   November                2005
                             -----------------------      -----------
Commission File Number
                             -----------------------

                                Shore Gold Inc.
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                (Translation of registrant's name into English)

     330, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada S7K 5M5
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                   (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F                   Form 40-F      X
                            ------------             ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                       ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                       ----


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                         No        X
                        --------------            --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________



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                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

         1 Press release, dated November 2, 2005, relating to diamond results from the Star Diamond Project

                                                                     DOCUMENT 1

Stock Symbol: SGF: TSX                                         November 2, 2005
SHORE GOLD INC.                                         Saskatoon, Saskatchewan

STAR DIAMOND PROJECT:  DIAMOND RESULTS
              7.1, 6.0 AND 5.0 CARAT DIAMONDS IN 344 CARAT PARCEL

George H. Read, P. Geo., Senior Vice President Exploration, is pleased to announce the second set of diamond results from the additional 15,000 tonne bulk sample collected from the Star Kimberlite as part of the prefeasibility study. The aim of this additional bulk sample is to increase the size of the diamond valuation parcel from 4,000 to 6,000 carats. The diamond recoveries total 343.96 carats from 1,895.50 dry tonnes processed. Included in this release are results for ten kimberlite batches of a total of some 50 kimberlite batches that will be processed as part of the additional bulk sampling program on the Star Diamond Project. A total of 2,289 commercial sized diamonds (greater than 1.18 millimetre square mesh screen), collectively weighing 342.78 carats, has been recovered from the ten batches. Forty-nine diamonds greater than one carat have been recovered and the four largest stones are: 7.06, 5.97, 4.99 and 4.90 carats, respectively. In addition, 66 diamonds (1.18 carats) were recovered down to 0.85 millimetre square mesh. The colour of 60 percent of these diamonds has been classified as white, with a further 12 percent classified as off-white.

All of these kimberlite batches have been mined on the 235 metre level from drifts developed south of the shaft. All kimberlite batches have been recovered from within the Early Joli Fou equivalent kimberlite. The contrasting grades of Batches 97 (9.75 cpht) and 98 (23.28) illustrate the spurious numbers that can result from small (<200 tonne) samples from kimberlites with significantly different textures. Batch 97 is a very coarse breccia and the 55.99 tonne is not representative, while Batch 98 is an olivine macrocrystic kimberlite and this 45.55 tonne sample is probably representative of grade. To date, some 15,000 tonnes of kimberlite have been skipped to surface and over 7,500 tonnes have been processed through the on-site plant. The X-ray Flow-sort and grease table concentrates of Batches 103 to 109 (inclusive) have been shipped to SGS Lakefield Research for final diamond recovery.

Kimberlite processed and diamond results for the ten sample batches are listed in the table below. Grades are expressed in carats per hundred tonnes (cpht).

----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
 Batch #    Location                           Dry Tonnes     Diamonds        Total        Grade     Largest Stone
                                                              Number of     (carats)      (cpht)        (carats)
                                                               Stones
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
    93      SOUTH 12 Raise 1                     202.88          325          42.42        20.91          7.06
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
    94      SOUTH 13B                            319.40          376          56.61        17.72          2.59
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
    95      SOUTH 12 Raise 2                     79.29           133          14.93        18.82          2.78
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
    96      SOUTH 11B                            321.81          341          58.34        18.13          4.90
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
    97      SOUTH 11C                            55.99           26           5.46         9.75           4.14
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
    98      SOUTH 14 END SLASH                   45.55           62           10.61        23.28          1.89
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
    99      SOUTH 4I                             221.58          229          33.68        15.20          5.97
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
   100      SOUTH 8G                             231.08          265          43.14        18.67          4.04
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
   101      SOUTH 7D                             240.19          300          43.90        18.28          4.99
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
   102      SOUTH 15C                            177.72          298          34.88        19.63          2.52
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------
  Total                                         1,895.50        2,355        343.96        18.15
----------- --------------------------------- ------------- -------------- ------------ ------------ ---------------


                                                                        Page 2

The four largest stones are: 7.06 (Batch 93, Grey), 5.97 (Batch 99, Grey),
4.99 (Batch 101, Brown) and 4.90 (Batch 96, White) carats, respectively. Seventeen diamonds exceed two carats and 49 diamonds exceed one carat, of which 20 are white, 7 are off-white, 15 are grey and 5 are brown. A total of 132 diamonds exceed 0.5

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carat. Sixty percent of this diamond parcel is classified white in colour, with a further 12 percent classified as off-white. The diamond parcel includes 4 yellow, 2 pink and 3 amber stones. Ninety-nine percent of the carat weight of this parcel occurs in diamonds greater than 1.18 millimetre square mesh.

Senior Vice President Exploration, George Read, states: "The recovery of the additional 15,000 tonnes of kimberlite from the Star underground workings is nearing completion. These results increase our total diamond recoveries to 4,923.82 carats and 41,309 stones from 33,652.87 dry tonnes. The Star prefeasibility study is proceeding on schedule and Shore geologists and contractors are compiling new data from drilling and underground bulk sampling. Preliminary results of the prefeasibility study are most encouraging, particularly the intersection of the Cantuar feeder vent, which significantly increases the Star kimberlite volume."

The diamond recovery procedure includes on-site processing of kimberlite through the modular DMS, after which DMS concentrates are batch fed through an X-ray Flow-sort. In order to ensure the recovery of low luminosity diamonds, the Flow-sort tailings are processed over a grease table. Flow-sort and grease table concentrates are transported by a secure carrier to SGS Lakefield Research for final diamond recovery. The SGS Lakefield Research process includes drying, screening, magnetic separation, manual sorting and diamond weighing and description. SGS Lakefield Research is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for specific tests.

The prefeasibility study on Star, with a budget of approximately $44 million, is now the largest work program outlined for any of the Fort a la Corne kimberlites. The aim of the prefeasibility study is to define a National Instrument 43-101 compliant mineral reserve for the Star Kimberlite. Senior Vice President Exploration, George Read, Professional Geoscientist in the Provinces of Saskatchewan and British Columbia, is the Qualified Person responsible for the verification and quality assurance of analytical results. Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol "SGF".

For further information please contact:

Kenneth E. MacNeill, President & C.E.O.; or George H. Read, P. Geo., Senior Vice President Exploration or Pieter Du Plessis, Project Leader at (306) 664-2202.

                                   - END -

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  SHORE GOLD INC.
                                        -----------------------------------
                                                   (Registrant)

Date:     November 4, 2005              By:     /s/ HARVEY J. BAY
          --------------------                  --------------------------------
                                                Name: Harvey J. Bay
                                                Title:   Chief Financial Officer